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                               June 26, 2024

       Abel Avellan
       Chief Executive Officer
       AST SpaceMobile, Inc.
       Midland International Air & Space Port
       2901 Enterprise Lane
       Midland, Texas 79706

                                                        Re: AST SpaceMobile,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed June 11, 2024
                                                            File No. 333-280110

       Dear Abel Avellan:

              We have conducted a limited review of your registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form S-3

       Selling Stockholder, page 12

   1. Please disclose the specific transactions that occurred on March 4, 2024 related to the
                                                        Antares Reorganization.
Please disclose if there were any agreements between the
                                                        company, Antares and
Invesat regarding the Antares Reorganization and, if so, file the agreements as exhibits
or tell us why this is not required. Finally, in regard to the shares of
                                                        Class A common stock
issued to Antares, disclose the section of the Securities Act or rule under which an
exemption from registration was claimed and state briefly the facts relied upon to make the
exemption available.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Abel Avellan
AST SpaceMobile, Inc.
June 26, 2024
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Matthew Crispino at 202-551-3456 or Mitchell Austin at 202-551-3574
with any other questions.



FirstName LastNameAbel Avellan                             Sincerely,
Comapany NameAST SpaceMobile, Inc.
                                                           Division of
Corporation Finance
June 26, 2024 Page 2                                       Office of Technology
FirstName LastName